Exhibit 99.1

Catalyst Paper announces three-day extension for Creditor meetings to consider Plan of Arrangement

RICHMOND, BC, May 8, 2012 /CNW/ - Catalyst Paper today announced a three-day extension for the meetings of its secured and unsecured creditors to consider the plan of arrangement under the Companies' Creditors Arrangement Act. The meetings, previously scheduled for May 15, 2012, will now be held on May 18, 2012.

"We have been in ongoing discussions with creditors and other stakeholders regarding the proposed restructuring plan and a further extension of the meeting date will allow these discussions to progress. Together with our advisors, we are working non-stop to implement the consensual deal that will enable Catalyst to emerge from creditor protection on stronger financial footing and with a more viable enterprise overall," said Kevin J. Clarke, President and Chief Executive Officer.

The rescheduled meetings will be held at the same location (Delta Vancouver Airport Hotel, 3500 Cessna Drive, Richmond, BC) at 10:00 am for unsecured creditors and 11:00 am for the First Lien Noteholders.

It is anticipated that the court date to sanction and approve the plan of arrangement will be rescheduled to May 23, 2012.

Additional information concerning the plan of arrangement and the creditor meetings is contained in the Catalyst Paper's Notice of Meetings and Management Proxy Circular dated March 23, 2012 (the Circular) filed on www.sedar.com.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to implementation of the plan of arrangement and the benefits to the company of the plan of arrangement, are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including failure to obtain court approval, failure to obtain the requisite approvals of holders of the Senior Secured Notes and Senior Notes and other creditors, and those risks and uncertainties identified under the heading "Risk Factors" in the Circular and under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011, both of which are available at www.sedar.com.

%CIK: 0001144906

For further information:

Investors:

Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

Media:

Lyn Brown
Vice-President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 00:59e 09-MAY-12